CLOVER HEALTH INVESTMENTS, CORP.
November 22, 2022
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Clover Health Investments, Corp.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Quarterly Period Ended September 30, 2022
Response dated September 28, 2022
File No. 001-39252
Ladies and Gentlemen:
This letter sets forth the response of Clover Health Investments, Corp. (“Clover Health” or the “Company”) to the comment letter, dated November 9, 2022 of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 and the Company’s Response to the Staff dated September 28, 2022.
In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in bold type in the original numbered sequence, with the response to a particular comment set out below the comment.
Form 10-Q for the Quarterly Period Ended September 30, 2022
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Performance Guarantees, page 13
1.
We note your response to comment 2 explaining your basis that the contract with CMS is accounted for as a performance guarantee under ASC 460. Please further explain, citing the specific authoritative literature applied within ASC 460, your basis for each of the following:

•	recognition of a performance guarantee receivable and obligation;
•	whether the obligation is measured at fair value in accordance with ASC 460-10-30-2. If it is not, then please explain why; and
•	why straight-line basis for the amortization of the guarantee is appropriate. In addition, revise your disclosures to provide additional clarity on the above items.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following with respect to its contract with Centers for Medicare & Medicaid Services (“CMS”).

At the inception of the performance year, the Company measures and recognizes the performance guarantee receivable and obligation, issued in this standalone arm’s length transaction, using the practical expedient to fair value as set forth in ASC 460-10-30-2(a). The Company estimates the annualized benchmark, which is the amount recognized as the Non-Insurance performance year obligation. This is consistent with ASC 460-10-25-4, which provides that a guarantor shall recognize in its statement of financial position a liability for that guarantee. In addition, when the guarantee is issued in a standalone transaction for a premium, the offsetting entry should be considered received (such as cash or a receivable) according to ASC 460-10-25-4.  Thus the Company recognizes the Non-Insurance performance year receivable on its Consolidated Balance Sheets.

To subsequently measure and recognize the performance guarantee, the Company follows ASC 460-10-35-2(b) and applies a systematic and rational approach to reflect its release from risk. Under this approach, the Company amortizes on a straight-line basis over the performance year, the obligation. The Company has determined this systematic and rational method is appropriate, as it matches the period in which the guarantee is fulfilled. In addition, ASC 460-10-35-2 provides further guidance on the subsequent measurement related to the Company’s performance guarantee. Per ASC 460-10-35-2, depending on the nature of the guarantee, the guarantor’s release from risk typically can be recognized over the term of the guarantee using one of three methods:  (1) upon expiration or settlement, (2) by systematic or rational amortization, or (3) as the fair value of the guarantee changes. The Company has determined that method (2) is the appropriate method of recognition as discussed above.

In response to the Staff’s comment, in future filings, the Company will revise its disclosures to provide additional clarity on the recognition of the performance guarantee receivable and obligation, the measurement of the guarantee at fair value based on the practical expedient and straight-line amortization, all in accordance with ASC 460-10.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Premium Deficiency Reserve (Benefit) Expense, page 38
2.
We note your discussion that a $27.7 million premium deficiency reserve benefit was recorded for the three months ended September 30, 2022, which includes amortization associated with a previously recorded reserve, compared to a $20.8 million premium deficiency reserve expense recorded for the three months ended September 30, 2021. In future filings, please revise your discussion to provide more details, including quantification, of the various factors, drivers and activities causing the premium deficiency reserve benefit or expense, and related changes, during the periods presented.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company will revise its discussion of premium deficiency reserve to provide more details, including quantification, of the various factors, drivers and activities causing the premium deficiency reserve benefit or expense, and related changes, during the periods presented.
Critical Accounting Policies and Estimate, page 43
3.
We note the disclosure of your critical accounting policies and estimates relating to the Direct Contracting Receivable and Performance Year Obligation, included on page 75 of the Form 10-K for the Fiscal Year Ended December 31, 2021, identifies key inputs in determining the performance year receivable and obligation as trends, risk score, and the number of beneficiaries aligned to the DCE. In future filings, please revise to disclose quantitative details, such as the inputs included in the baseline estimate, how much each estimate and/or assumption has changed over the relevant period, as well as a sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company will revise its disclosure of critical accounting policies and estimates relating to the Direct Contracting Receivable and Performance Year Obligation to include quantitative details, such as the inputs included in the baseline estimate, how much each estimate and/or assumption has changed over the relevant period, as well as a sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation.
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Should you have any questions or comments, please feel free to contact the undersigned.

Sincerely,

/s/ Joseph Martin
Joseph Martin General Counsel Clover Health Investments, Corp.

cc:	Scott J. Leffler, Clover Health Investments, Corp.
Andrew Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP
Brian Hecht, Fried, Frank, Harris, Shriver & Jacobson LLP

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